April 21, 2023

VIA EDGAR

Attention: Morgan Youngwood and Stephen Krikorian

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549

Re: SmartRent, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 8, 2023

File No. 001-39991

Ladies and Gentlemen:

This letter sets forth the response of SmartRent, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated April 10, 2023, with respect to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2022 (the “Form 10-K”), filed March 8, 2023.

Set forth below is the Staff’s comment, followed by the Company’s response. For convenience, we have incorporated the Staff’s comment into this response letter in italics.

Form 10-K for the Fiscal Year Ended December 31, 2022

Revenue Recognition, page 61

1.
Staff’s comment:

We note that during the year ended December 31, 2022, the Company began shipping Hub Devices with features that function independently from its proprietary software subscription (“distinct Hub Devices") that are recognized as a separate performance obligation in hardware revenue. We further note that when distinct Hub Devices are included in a contract, the hosted services performance obligation is comprised of only the Company’s proprietary software. Please help us better understand why when the distinct Hub Devices are included in a contract, they are recognized as a separate performance obligation from the hosted services performance obligation. We refer you to ASC 606-10-25-19 through 22.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the new distinct Hub Devices which we began shipping in the second half of 2022 contain additional functionality which allows users to manage their smart home devices without the Company’s proprietary software. With these added functionalities, the new distinct Hub Devices now meet the criteria set forth by ASC 606-10-25-19 (a) as the Company’s customers are able to independently benefit from the distinct Hub Device and the Company’s proprietary software. Furthermore, the new distinct Hub Devices meet the criteria set forth by ASC 606-10-25-19 (b), as they are separately identifiable promises which are distinct within the context of the customer contracts. As such, the Company has determined that both criteria with respect to ASC 606-10-25-19 (a) and (b) are now met for the new distinct Hub Devices.

Management's Report on Internal Controls Over Financial Reporting, page 85

2.
Staff’s comment:

In your "Evaluation of Disclosure Controls and Procedures" section, you disclose that under the supervision and with the participation of your management, including your Chief Executive Officer and Chief Financial Officer, you conducted an evaluation of the effectiveness of your internal control over financial reporting based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please clarify whether you performed an assessment of the effectiveness of your internal control over financial reporting as December 31, 2022.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.

The Company anticipates filing an amendment to the Form 10-K, which will revise Item 9A of the Form 10-K as follows:

“Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2022.

Management’s Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of management, our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

This Report does not include an attestation report of our independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

For the period ended December 31, 2020, management identified material weaknesses in internal control over financial reporting related to: (a) accounting for non-routine transactions; (b) the lack of consistent review of journal entries prior to their posting to the general ledger; and (c) the need to provide formal segregation controls over our information technology. These material weaknesses were due to us being a private company with limited resources and not having the necessary business processes, controls, and technical expertise to oversee our business processes and controls.

Based on the remediation efforts described below, weakness (a) was fully remediated as of December 31, 2021, and weaknesses (b) and (c) have been fully remediated as of December 31, 2022. Our remediation efforts included the following:

•
Adding experienced technical accounting personnel, and continuing to engage with external technical accounting consultants, to facilitate timely and accurate accounting for non-routine transactions;

•
Expanding the team of experienced accounting personnel to allow for appropriate review of journal entries and general segregation of duties;
•
Implementing new software tools to facilitate systematic processing and effective review of journal entries prior to entering in the general ledger; and
•
Partnering with external consultants specializing in public company control compliance to assess and implement controls over financial and information technology processes.

Notwithstanding the assessment that our internal controls over financial reporting were not effective in prior periods, we believe we have employed supplementary procedures to ensure the financial statements contained in this Report fairly present in all material respects, our financial position as of December 31, 2022 and 2021, and results of operations and cash flows for the periods ending December 31, 2022, 2021 and 2020.

Changes in Internal Control over Financial Reporting

Other than the remediation efforts described above, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures and our internal controls over financial reporting have been designed to provide reasonable assurance of achieving their objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.”

3.
Staff’s comment:

We note your disclosure that this report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies or emerging growth companies. Since this is your second 10-K these transition rules no longer apply. Please amend your filing to include management's assessment of internal control and revise your Exhibit 31 certifications, accordingly. Identify in your report which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the Company inadvertently omitted disclosure relating to management’s assessment regarding internal controls over financial reporting. The Company anticipates filing an amendment to its Form 10-K to (i) include management’s assessment of internal controls over financial reporting as set forth in our response to Comment 2 and (ii) update its Exhibit 31 certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended.

*****

We respectfully request the Staff’s assistance in completing the review of our responses as soon as possible. Please contact Kevin Criddle of DLA Piper LLP (US) at (480) 606-5129 with any questions regarding the responses provided in this letter.

Sincerely,

SMARTRENT, INC.

By: /s/ Hiroshi Okamoto

Name: Hiroshi Okamoto

Title: Chief Financial Officer

cc: Hiroshi Okamoto, SmartRent, Inc.

Kristen Lee, SmartRent, Inc.

Kevin Criddle, DLA Piper LLP (US)

David Lewis, DLA Piper LLP (US)